FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Capivasertib Phase III trial met primary endpoints

26 October 2022 07:00 BST

Capivasertib plus Faslodex significantly improved progression-free survival vs. Faslodex in CAPItello-291 Phase III trial in advanced HR-positive breast cancer

Capivasertib, a potential first-in-class AKT inhibitor, combined with Faslodex could become a new option for patients in this setting regardless of biomarker status

Positive high-level results from the CAPItello-291 Phase III trial showed that AstraZeneca's capivasertib in combination with Faslodex (fulvestrant) demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS) versus placebo plus Faslodex in patients with hormone receptor (HR)-positive, human epidermal growth factor receptor 2 (HER2)-low or negative locally advanced or metastatic breast cancer, following recurrence or progression on or after endocrine therapy (with or without a CDK4/6 inhibitor).

The trial met both primary endpoints, improving PFS in the overall patient population and in a prespecified biomarker subgroup of patients whose tumours had qualifying alterations in the PIK3CA, AKT1 or PTEN genes. Although the overall survival (OS) data were immature at the time of the analysis, early data are encouraging. The trial will continue to assess OS as a key secondary endpoint.

The safety profile of capivasertib plus Faslodex was similar to that observed in previous trials evaluating this combination.

Breast cancer is the most common cancer worldwide, with an estimated 2.3 million patients diagnosed in 2020.1 Approximately 70% of breast cancer tumours are considered HR-positive and HER2-low or negative.2 Endocrine therapies are widely used for the treatment of HR-positive breast cancer, but many patients with advanced disease develop resistance to 1st-line CDK4/6 inhibitors and estrogen receptor-targeting therapies, underscoring the need for additional options.3

Nicholas Turner, MD, PhD, Professor of Molecular Oncology at The Institute of Cancer Research, London, and The Royal Marsden NHS Foundation Trust, London, UK, and principal investigator in the CAPItello-291 Phase III trial, said: "The CAPItello-291 Phase III trial results show capivasertib offers a clinically meaningful improvement in progression free survival for patients with HR-positive breast cancer. This potential new medicine could give people more time with their cancer under control, which is a priority for patients and their families."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "These exciting data in an all-comers population indicate that capivasertib could become a new first-in-class treatment option for patients with HR-positive breast cancer. These patients often experience tumour progression on, or resistance to, available endocrine therapies for advanced disease and urgently need new therapies that extend the effectiveness of endocrine-based treatment approaches."

The data will be presented at a forthcoming medical meeting and shared with global health authorities.

AstraZeneca has a comprehensive portfolio of approved and potential new medicines in development for patients with breast cancer. In addition to these results, the Company is also announcing today results from the SERENA-2 Phase II trial of camizestrant, the next-generation oral selective estrogen receptor degrader (ngSERD) in advanced estrogen receptor (ER)-positive breast cancer.

Notes

HR-positive breast cancer
HR-positive breast cancer (expressing estrogen or progesterone receptors, or both), is the most common subtype of breast cancer, and the growth of HR-positive breast cancer cells is often driven by ER.2,4,5 Endocrine therapies that target ER-driven disease are widely used as 1st-line treatment for this form of breast cancer in the advanced setting, and often paired with cyclin-dependent kinase (CDK) 4/6 inhibitors. However, resistance to CDK4/6 inhibitors and current endocrine therapies develops in many patients with advanced disease and treatment options are limited.3 Optimising endocrine therapy and overcoming resistance for patients with ER-driven disease at all stages of treatment are active areas of focus for breast cancer research.

CAPItello-291
CAPItello-291 is a Phase III, double-blind, randomised trial that is part of a larger clinical programme focused on capivasertib, an investigational AKT (serine/threonine kinase) inhibitor. CAPItello-291 is evaluating the efficacy of capivasertib in combination with Faslodex versus placebo plus Faslodex for the treatment of locally advanced (inoperable) or metastatic HR-positive, HER2-low or negative breast cancer.

The global trial enrolled 708 adult patients with histologically confirmed HR-positive, HER2-low or negative breast cancer whose disease has recurred or progressed during or after aromatase inhibitor therapy, with or without a CDK4/6 inhibitor, and up to one line of chemotherapy for advanced disease. The trial has dual primary endpoints of PFS in the overall patient population and in a subgroup of patients whose tumours have qualifying alterations in the PIK3CA, AKT1 or PTEN genes. In the trial, approximately 40% of tumours had PI3K/AKT/PTEN alterations.

Capivasertib
Capivasertib is an investigational oral treatment currently in Phase III trials for the treatment of multiple subtypes of breast cancer, prostate cancer and a Phase II trial for haematologic malignancies. A potent, selective adenosine triphosphate (ATP)-competitive inhibitor of all three AKT isoforms (AKT1/2/3), capivasertib is being evaluated in combination with existing therapies in tumours harbouring alterations in the PI3K/AKT/PTEN pathway, and in tumours reliant on signalling via this pathway for survival. Capivasertib is dosed according to an intermittent schedule, which consists of four days on and three days off. This was chosen in early phase trials based on tolerability and the degree of target inhibition.

The capivasertib clinical research programme is investigating the safety and efficacy of capivasertib when used in combination with established treatment regimens.

Capivasertib was discovered by AstraZeneca subsequent to a collaboration with Astex Therapeutics (and its collaboration with the Institute of Cancer Research and Cancer Research Technology Limited).

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

With Enhertu (trastuzumab deruxtecan), a HER2-directed ADC, AstraZeneca and Daiichi Sankyo are aiming to improve outcomes in previously treated HER2-positive and HER2-low metastatic breast cancer and are exploring its potential in earlier lines of treatment and in new breast cancer settings.

In HR-positive breast cancer, AstraZeneca continues to improve outcomes with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and aims to reshape the HR-positive space with ngSERD and potential new medicine camizestrant as well as a potential first-in-class AKT kinase inhibitor, capivasertib. AstraZeneca is also collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan, in this setting.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in metastatic breast cancer patients with an inherited BRCA mutation and are exploring new opportunities to treat these patients earlier in their disease.

To bring much-needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi (durvalumab) in combination with other oncology medicines, including Lynparza and Enhertu, evaluating the potential of capivasertib in combination with chemotherapy, and datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021; 10.3322/caac.21660.
2. National Cancer Institute. Surveillance, Epidemiology and End Results Program. Available at https://seer.cancer.gov/statfacts/html/breast-subtypes.html Accessed October 2022.
3. Lin M, et al. Comparative Overall Survival of CDK4/6 Inhibitors Plus Endocrine Therapy vs. Endocrine Therapy Alone for Hormone receptor-positive, HER2-negative metastatic breast cancer. J Cancer. 2020; 10.7150/jca.48944.
4.    Bae SY, et al. Poor prognosis of single hormone receptor- positive breast cancer: similar outcome as triple-negative breast cancer. BMC Cancer. 2015; 10.1186/s12885-015-1121-4.
5.  Lumachi F, et al. Current medical treatment of estrogen receptor-positive breast cancer. World J Biol Chem. 2015; 10.4331/wjbc.v6.i3.231.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 October 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary